Contact

www.linkedin.com/in/adam-gelnick-69065335 (LinkedIn)

Adam Gelnick

CFO at E. Gluck Corporation
Queens County

Experience

E. Gluck Corporation

12 years 2 months

CFO
June 2018 - Present (4 years 2 months)

Director, Senior Director & VP- International and Duty Free Accounts
June 2013 - June 2018 (5 years 1 month)

Director Sales (Domestic US)
June 2011 - June 2013 (2 years 1 month)

Director Marketing
June 2010 - June 2011 (1 year 1 month)
Greater New York City Area

Neuberger Berman

Portfolio Analyst
May 2006 - June 2010 (4 years 2 months)

Education

New York University - Leonard N. Stern School of Business

MBA, Digital Marketing, Supply Chain Management & Management · (2010 - 2013)

Yeshiva University

BS, Finance · (2005 - 2008)